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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

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                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                               WILLIAM LYON HOMES
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   552074 10 6
                                 (CUSIP NUMBER)

                       THE WILLIAM HARWELL LYON 1987 TRUST
                        RICHARD M. SHERMAN, JR., TRUSTEE
                             C/O IRELL & MANELLA LLP
                         NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 760-0991

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 8, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 552074 10 6                 13D                      Page 2 of 6 Pages
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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         THE WILLIAM HARWELL LYON 1987 TRUST

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*
         OO

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ].

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA

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7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SOLE VOTING POWER
         1,749,259 Shares

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8.        SHARED VOTING POWER
          0 Shares

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9.       SOLE DISPOSITIVE POWER
         1,749,259  Shares

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10.      SHARED DISPOSITIVE POWER
         0  Shares

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,749,259 Shares

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ].

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         17.1% as April 3, 2002

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14.      TYPE OF REPORTING PERSON*
         OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  Page 2 of 6

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CUSIP NO. 552074 10 6                 13D                      Page 3 of 6 Pages
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                                  SCHEDULE 13D

The information in the cover pages and these statements relate to the disclosures made in the Schedule 14D-1 and Schedule 13D filed by William Lyon and William H. Lyon on October 7, 1999, as amended on October 29, 1999 and November 9, 1999 ("Lyon 13D") with regard to William H. Lyon and The William Harwell Lyon 1987 Trust's beneficial ownership of the common stock of the former The Presley Companies. William H. Lyon is the sole beneficiary of The William Harwell Lyon 1987 Trust. William Lyon Homes is the successor of The Presley Companies.(1)

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the common stock, par value $.01 per share ("Common Stock"), of William Lyon Homes, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 4490 Von Karman Avenue, Newport Beach, California 92660.

ITEM 2 IDENTITY AND BACKGROUND.

        This statement is being filed by The William Harwell Lyon 1987 Trust (the "Reporting Person"). Richard M. Sherman, Jr. (the "Trustee") is the sole trustee of the Reporting Person. William H. Lyon is the sole beneficiary of the Reporting Person. The Reporting Person and the Trustee's business address is c/o Irell & Manella LLP, 840 Newport Center Drive, Suite 400, Newport Beach, California 92660. The Trustee is an attorney and is a United States citizen. The Reporting Person is an irrevocable trust organized under the laws of California.

        During the last five years, neither the Reporting Person nor the Trustee has been convicted in a United States criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        William H. Lyon contributed 8,253,849 shares of Series B common stock ("Series B Shares") of the former The Presley Companies to the Reporting Person on November 8, 1999 for no consideration, as disclosed in the Lyon 13D. The Reporting Person acquired 992,450 shares of Series A common stock ("Series A Common Stock") of the former The Presley Companies in October 1991 when The Presley Companies completed an initial public offering of its stock and, in connection with such public offering, registered its stock under Section 12(g) of the Securities Exchange Act of 1934, as amended. The 992,450 shares were acquired in exchange for 10,000 shares of The Presley Companies, a California corporation. The 10,000 shares had been acquired by the Reporting Person for cash in October 1987. In August 1999, the Reporting Person distributed 500,000 shares of the Series A Common Stock to the beneficiary of the Reporting Person, William H. Lyon. In August 1999, William H Lyon sold the 500,000 shares of Series A Common Stock in privately negotiated transactions not involving a broker or dealer, as disclosed in the Lyon 13D.

        On November 11, 1999, the former The Presley Companies completed a merger with its recently organized, wholly-owned subsidiary in which the subsidiary was the surviving corporation. In the merger, each five shares of Series A Common Stock and Series B




                                  Page 3 of 6
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CUSIP NO. 552074 10 6                 13D                      Page 4 of 6 Pages
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Common Stock were exchanged for one share of the surviving corporation's common stock, and the surviving corporation was renamed The Presley Companies. The surviving corporation was subsequently renamed William Lyon Homes. As a result, the Reporting Person currently owns 1,749,259 shares of the Common Stock of William Lyon Homes.

        As of April 3, 2002, the Reporting Person's percentage ownership of the Common Stock of the Company increased to 17.1% from the 16.76% previously reported on the Lyon 13D due to the decrease in the number of shares of Common Stock outstanding.

ITEM 4: PURPOSE OF TRANSACTION.

        William H. Lyon contributed the Series B Shares to the Reporting Person for personal financial planning purposes. William H. Lyon's purposes for acquiring the Series B Shares were disclosed in the Lyon 13D. The Reporting Person acquired the Series A Common Stock for investment purposes. Although the Reporting Person has no contract or agreement to purchase or sell shares of Common Stock from or to any person, it may purchase shares from time to time, and may sell shares from time to time in open market transactions, privately negotiated transactions or transactions with affiliates of the Company on prices and terms as the Reporting Person shall determine. Whether the Reporting Person purchases or sells shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, financial condition of the business, business prospects, availability and need for funds, and the evaluation of alternative interests. The Reporting Person intends to review continuously such factors with respect to its ownership of shares of Common Stock.

        The increase in the Reporting Person's percentage ownership of Common Stock of the Company is due solely to the decrease in the number of shares of Common Stock outstanding as a result of the repurchase of shares by the Company in accordance with its share repurchase program.

        The Reporting Person has no present plan or proposal that relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation,or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material change in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws or other actions that may impede the acquisition of control of the Company by any person, (v) any change that would result in the Company's Common Stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to be delisted from the New York Stock Exchange, or (vi) any similar action. Based upon a review of various factors relating to its ownership of Common Stock, the Reporting Person may formulate plans or proposals relating to the foregoing matters in the future.



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CUSIP NO. 552074 10 6                 13D                      Page 5 of 6 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Reporting Person is the beneficial owner of 1,749,259 shares of Common Stock, which represents approximately 17.1% of the Common Stock outstanding as of April 3, 2002.

        (b) The Reporting Person has sole voting and dispositive power with respect to the 1,749,259 shares of Common Stock beneficially owned by the Reporting Person.

        (c) The Reporting Person has not effected any transactions in the Common Stock in the last 60 days.

        (d) The Reporting Person does not know of any other person who has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        In July 1999, the former William Lyon Homes, Inc. ("WLHI") entered into Stock Purchase and Sale Agreements, dated as of July 6, 1999 (the "Stock Purchase Agreements"), with each of GS Credit Partners, L.P., ING (U.S.) Capital, LLC, and The Chase Manhattan Bank, as Trustee for First Plaza Group Trust relating to the Series B Common Stock of the former The Presley Companies. In connection with the acquisition of substantially all of the assets of WLHI by the Company, the tender offer for the Series A Common Stock of the former The Presley Companies by William Lyon and William H. Lyon, and the merger of the Company's parent corporation with and into the Company, all of which were consummated in November 1999, WLHI assigned all of its rights and delegated all of its obligations under the Stock Purchase Agreements to William Lyon and William H. Lyon. William H. Lyon is the son of William Lyon. William H. Lyon agreed to be bound by the terms of the Stock Purchase Agreements, including the covenant that until November 8, 2002, neither WLHI nor any of its affiliates will sell any shares of the former The Presley Companies' common stock, other than the shares of Series A Common Stock owned by them at the time of the execution of the Stock Purchase Agreements, unless such sale takes place in connection with a transaction in which all other holders of the common stock are afforded an opportunity to participate pro-rata, and on the same terms and conditions as WLHI and its affiliates. Excluded from this restriction is William
H. Lyon's right to transfer shares of common stock to and among certain affiliated entities, individuals and trusts, provided that such transferees agree to the foregoing restrictions on transfer. The Stock Purchase Agreements apply to shares of securities issued upon conversion or exchange of the Series B Common Stock. The foregoing summary is qualified in its entirety by reference to
Exhibit 1, which is hereby incorporated by reference.



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CUSIP NO. 552074 10 6                 13D                      Page 6 of 6 Pages
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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Stock Purchase and Sale Agreements, dated as of July 6, 1999, between WLHI and each of GS Credit Partners, L.P., ING (U.S.) Capital, LLC, and The Chase Manhattan Bank, as Trustee for First Plaza Group Trust (incorporated by reference to Exhibit (c)(2) of Amendment No. 9 to Schedule 13D filed by William Lyon and William H. Lyon on October 7, 1999).

(1) On November 11, 1999 The Presley Companies completed a merger with its recently organized, wholly-owned subsidiary in which the subsidiary was the surviving corporation. In the merger, each five shares of Series A Common Stock and Series B Common Stock were exchanged for one share of the surviving corporation's Common Stock, and the surviving corporation was renamed The Presley Companies. On December 31, 1999, the surviving corporation changed its name to William Lyon Homes.

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2002                   The William Harwell Lyon 1987 Trust


                                       /s/RICHARD M. SHERMAN, JR.
                                       -----------------------------------------
                                       By: Richard M. Sherman, Jr., Trustee

                                  EXHIBIT INDEX

Exhibit 1. Stock Purchase and Sale Agreements, dated as of July 6, 1999, between WLHI and each of GS Credit Partners, L.P., ING (U.S.) Capital, LLC, and The Chase Manhattan Bank, as Trustee for First Plaza Group Trust (incorporated by reference to Exhibit (c)(2) of Amendment No. 9 to Schedule 13D filed by William Lyon and William H. Lyon on October 7, 1999).



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